The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

[redacted]

October 29, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Final and binding judgment rendered in The Sumitomo Trust & Banking Co., Ltd.'s claim for reimbursement of taxes paid in respect of certain repurchase transactions

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

10/31

10/29/08 9:21AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Toshiyuki Saito
Title: Vice president

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

October 29, 2008

The Sumitomo Trust & Banking Co., Ltd.

Final and binding judgment rendered in The Sumitomo Trust & Banking Co., Ltd.'s claim for reimbursement of taxes paid in respect of certain repurchase transactions

In 2002, The Sumitomo Trust & Banking Co., Ltd. ("STB") received from the Director of the Kojimachi Tax Office a notification of withholding tax payment (and a notification of additional taxes due in respect of non-payment of such withholding tax), with regard to certain repurchase transactions STB had conducted in overseas markets in the past. STB filed suit against the Japanese Government and the Director of Kojimachi Tax Office in the Tokyo District Court seeking reimbursement of taxes paid in this respect, the amount of which was approximately 6.3 billion yen, and revocation of the notification of withholding tax payment from the Director of the Kojimachi Tax Office.

The Tokyo District Court ruled in favor of STB on April 17, 2007. The Tokyo High Court later dismissed the appeal filed by the Japanese Government and the Director of Kojimachi Tax Office on March 12, 2008. The Japanese Government and the Director of Kojimachi Tax Office then petitioned the Supreme Court for acceptance of a final appeal.

The Supreme Court ruled on October 28, 2008 not to hear this matter, and the judgment at the lower courts in favor of STB thereby became final and binding. STB received the official ruling written by the Supreme Court today. STB expects to receive interest on the reimbursement in the amount of approximately 1.7 billion yen.

There will be no effects on STB's earnings forecast for FY2008.

For further information please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

END